Coming to Hyde Park...

ROUNDHEAD BREWING CO.



ROUNDHEAD
BREWING CO.
PERUVIAN LAGER
UNFILTERED SESSION BEER
ROUNDHEAD
BREWING CO.
16 FLUID OUNCES
ROUNDHEADBREWING.COM
POWERHOUSE IPA
NEW ENGLAND IPA
ROUNDHEAD
BREWING CO.
ROUNDHEADBREWING.COM
DOBLE O NADA
DOUBLE IPA
ROUNDHEAD
BREWING CO.
ROUNDHEADBREWING.COM

OUR MANAGEMENT



Roundhead
Brewing Co.

LUIS ESPINOZA
Founder & Head Brewer

Brewer
Roundhead Brewing Company

Chef
Westin Waterfront & Renaissance Hotel

Head of Production
D'Lucio Bakeries, Peru



INTERISE

CRAIG PANZER
Chief Operating Officer

Sales & Marketing Manager
Otter Creek Brewing / Wolaver's Organic Ales

Director of Operations
City Feed and Supply

Senior Manager, Marketing & Communications
Interise

OUR RESTAURANT BREWERY

Solar-powered restaurant and brewery in Hyde Park, MA
5-barrel electric brewing system — only possible when you keep it local

An original menu of year-round and seasonal recipes
"small batch" means always fresh and never boring

Family-friendly restaurant brewery
pints & food in taproom, plus retail four-packs

Pizza kitchen for local eats
Partnership with local restaurant


ROUNDHEAD
BREWING CO.
POWERHOUSE IPA
NEW ENGLAND IPA
ROUNDHEAD
BREWING CO.
DOBLE O NADA
DOUBLE IPA
ROUNDHEAD
BREWING CO.

OUR BUILDING PLAN


MILL ROOM
1112
BREWERY
1105
FOH KITCHEN
1104
WALK-IN
COOLER
1111
BAR
1106
TAPROOM
1102
RETAIL
1103
BOH KITCHEN
1110
HP RESTROOM
1109
RESTROOM 2
1108
RESTROOM 1
1107
VESTIBULE
1101
1102A
1102B
ADJECENT SHEAD N.I.S.
A0.1 - FIRST FLOOR LIFE SAFETY PLAN
PANIC HARDWARE



OUR PRODUCTS

Product	Features	Benefits to Customer
4-Pack Beer	• local ingredients • original styles	• convenient • drink at home
Taproom Draft	• rotating selections • non-alcoholic options	• community space • open environment
Pizza (Dine-in Only)	• cooked-to-order • local partnership	• family friendly • affordable



OUR TEAM

Year One	Year Two	Year Three
• Head Brewer & COO • Taproom Manager • 2 FOH Staff	*Add* • Cellar • 2 FOH Staff	*Add* • Cellar/brewer • 2 FOH Staff


Westinghouse



OUR IMPACT

ROUNDHEAD BREWING CO.
HYDE PARK, MASSACHUSETTS
EST. 2021
CERVEZA QUE REÚNE



Roundhead



Westinghouse



AC DC
Scope

Social Impact	Economic Impact	Environmental Impact
Community anchor to bring neighbors together	Create local jobs at fair wage ($16.70+/hr)	Renewable energy
Taproom space available for community events	Purchase from local businesses	Sourcing local ingredients
		Partnership with farmers

THANK YOU FOR YOUR SUPPORT!


Roundhead
Brewing Company
16 min drive - home
HYDE PARK
READVILLE
Curry College
Enneking Pkwy
Dedham Pkwy
Dedham Blvd
Bussey St
Turtle Pond Pkwy
Reservation Rd
River St
Truman Hwy
Metropolitan Ave
Fairmount Ave
Brush Hill Rd
Bradlee Rd
Whiting Ave
Milton St
Mt Vernon St
Walnut St
Sanderson Ave
W Milton St
Neponset Valley Pkwy
Cedar St
138

Timeline

12/21	**Signed Lease**
12/28	**Licensing & Permitting** 4-5 months
3/9	**Build-Out** 4-5 months
9/4	**Open For Biz**

Luis@roundheadbrewing.com | Craig@roundheadbrewing.com